Exhibit 3.5

YOUNOW, INC.
SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT
This Second Amended and Restated Investors’ Rights Agreement (this “Agreement”) is made and entered into as of April 3, 2019, by and among YouNow, Inc., a Delaware corporation (the “Corporation”) and the holders of the Corporation’s Common Stock, par value $0.001 per share (the “Common Stock”) listed on Schedule 1 hereto (collectively, the “Stockholders”, including the Founder (as defined below.
WHEREAS, this Agreement amends and restated the Amended and Restated Investors’ Rights Agreement dated July 23, 2015 (the “Prior Agreement”); and
WHEREAS, the Corporation is undergoing a recapitalization (the “Recapitalization”) whereby all existing shares of Preferred Stock of the Corporation are being converted into shares of Common Stock in accordance with the terms of the Corporation’s Sixth Amended and Restated Certificate of Incorporation to be filed with the Secretary of State of the State of Delaware on or before the date hereof (the “Restated Certificate”); and
WHEREAS, in light of the Recapitalization, and in furtherance thereof, pursuant to Section 10.5 of the Prior Agreement, the Corporation, the Founder and the Stockholders holding sixty six percent (66%) of the issued and outstanding shares of Preferred Stock of the Corporation prior to the Recapitalization wish to amend and restate the Prior Agreement pursuant to the terms and conditions contained herein;
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:
1.       Definitions. As used herein, the following terms have the following meanings:
1.1.      “Affiliate” shall include (i) any entity directly or indirectly controlled by, controlling or under common control with a party, and (ii) as to any party which is a limited partnership, any of its partners or members and any of its affiliated limited partnerships managed by the same management company or managing general partner or any entity which directly or indirectly controls, is controlled by, or is under common control with such partner or management company (including limited partners or members thereof).
1.2.       “Board” shall mean the board of directors of the Corporation.
1.3.       “Code” shall mean the Internal Revenue Code of the United States of America, as amended and/or restated from time to time.
1.4.       “Founder” shall mean Mr. Adi Sideman.
1.5.       “IPO” shall mean the closing of the initial sale of Common Stock of the Corporation to the public in a bona fide firm commitment underwriting pursuant to a registration statement under the Securities Act or of other similar securities law of another jurisdiction.
1.6.       “Major Holder” shall mean each of the Founder and any other Stockholder who holds together with its Permitted Transferees more than three percent (3%) of the share capital of the Corporation, on a fully diluted and as converted basis.
1.7.       “Material Adverse Effect” shall mean an act of the Corporation that would result in a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Corporation.
1.8.       “Prior Preferred Holder” shall mean the following Stockholders who held shares of Preferred Stock of the Corporation immediately prior to the Recapitalization: Venrock Associates VI,

L.P., Venrock Partners VI, L.P., Comcast Ventures, Shatki Group, Zeev Ventures II, L.P., Zeev Children Trust, Union Square Ventures 2004, L.P., Union Square Ventures 2012 Fund, LP, USV Investor 2012 Fund LP, USV 2012, LP, Oren Dobronsky, Founder Collective Management Co., LLC, Founder Collective Entrepreneurs’ Fund, LLC, Richard Sarnoff, Donald R. Katz, Thrive Capital Partners, Talmadge O’Niell, Senja Holdings LLC, Silicone Alley Venture Partners LLC, Upstage Ventures, Gary Ginsberg, Ruvi Shaibal, Radioone, LLC, Valley Investment Ventures, LLC, Landan Family Trust, Samuel Zysman, Eran Shir, John Albanese, Gekko Holdings, LLC, Gyanni Family Trust, DRRN Ltd., Tal Barnoach, Eric and Susan Luhrs Living Trust, Adil Haque, Chen Amit, SG VC LLC, Dovi Frences, Grabiner LLP, Zohar Gilion LTD, Christopher Dixon, Primera Capital, Brett Rochkind, Jacqueline Reses, Collab + LINE LLC, Rahul Meta, Scott Mead, KTW Schindler Investments S.A., Broadway Video Ventures LLC, S-Curve Holdings LLC, Ali Rowghani, Milestone Venture Partners III LP, Milestone Venture Partners III New York LP, and Milestone Venture Partners IV LP.
1.9.      “Qualified Public Offering” shall mean the sale of the Corporation’s Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, reflecting a Corporation valuation of not less than $100,000,000 or with a total offering of not less than $30,000,000 (before deduction of the underwriter’s commission and expenses) (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalization or the like).
1.10.     “Register”, “Registered” and “Registration” shall refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.
1.11.     “Restated Certificate” shall mean the Corporation’s Sixth Amended and Restated Certificate of Incorporation, as in effect from time to time.
1.12.     “Rule 144” shall mean Rule 144 under the Securities Act, as amended from time to time, or any successor or similar rule as may be enacted by the Commission from time to time.
1.13.     “Securities Act” shall mean the United States Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, all as the same shall be in effect at the time.
1.14.     “Stockholders” shall have the meaning as set forth in the preamble above.
2.       Affirmative Covenants. The Corporation covenants that:
2.1.       Basic Financial Information. The Corporation will furnish to each Major Holder and any entity which requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Corporation, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Corporation for such year, all prepared in accordance with generally accepted accounting principles and practices; (2) quarterly unaudited financial statements for each fiscal quarter of the Corporation (except the last quarter of the Corporation’s fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Corporation for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments, and (3) quarterly statements showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the applicable quarter, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Holders to calculate their respective percentage equity ownership in the Corporation. If the Corporation has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.
2.2.       Disclosure Limit. Anything in this Agreement to the contrary notwithstanding, no Stockholder by reason of this Agreement shall have access to any trade secrets of the Corporation. The Corporation shall not be required to comply with any information rights in respect of any Stockholder whom the Board reasonably determines to be a competitor or an officer, employee, director or holder of five percent (5%) or more of such a competitor.
2.3.       Restrictive Agreements Prohibited. The Corporation and its subsidiaries (if applicable) shall not become a party to any agreement, which by its terms restricts the Corporation’s performance of this Agreement or the terms of its Restated Certificate.
2.4.       Compliance with Laws. The Corporation shall comply, and cause each subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could have a Material Adverse Effect on the Corporation.
2.5.       Public Filings. For so long as any Prior Preferred Holder holds shares of Common Stock (or any security issued or issuable upon conversion or exchange thereof) of the Corporation, the Corporation agrees to furnish to the Prior Preferred Holder copies of all annual reports of the Corporation made available to its Stockholders.
2.6.      Confidentiality. The Stockholders agree that any non-public and proprietary information obtained pursuant to Section 2.1, and any other information received from the Corporation and identified as confidential, will not be disclosed without the prior written consent of the Corporation, provided that (a) a Stockholder may disclose confidential information (i) to its attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with monitoring its investment or holdings in the Corporation (provided that any disclosure to consultants and other professionals shall be made only subject to confidentiality obligations that are not less restrictive than the confidentiality provisions of this Section), (ii) to any prospective purchaser of any shares from such Stockholder, if such prospective purchaser agrees to be bound by the terms of this Section, (iii) at such time as it enters the public domain through no fault of such Stockholder; (iv) that is developed by Stockholder or its agents independently of and without reference to any confidential information of the Corporation; or (v) as required under any applicable law, regulation or governmental order; (b) in connection with periodic reports to a Stockholder’s stockholders, members, lenders, investors or partners and in connection with discussions with its prospective investors or lenders a Stockholder may, without first obtaining such written consent, make general statements, not containing technical or other confidential information, regarding the nature and progress of the Corporation’s business; and (c) each Stockholder may provide summary information only regarding the Corporation’s financial information in its reports to its respective stockholders, members, lenders, investors or partners, but may not annex to such reports the full financial information to be provided hereunder by the Corporation, except as required by applicable law and provided that in the event that such Stockholder is required to annex the Corporation’s financial information to such reports such Stockholder shall be entitled to annex such financial information to such reports.

2.7.       Director Indemnification. The Corporation’s Certificate of Incorporation and Bylaws, each as amended from time to time, shall provide (a) for elimination of the liability of director to the maximum extent permitted by law and (b) for indemnification of directors for acts on behalf of the Corporation to the maximum extent permitted by law. In addition, the Corporation shall enter into and use its reasonable best efforts to at all times maintain indemnification agreements substantially in the form as is currently in place with each of its directors to indemnify such directors to the maximum extent permissible under applicable law. If the Corporation or any of its successors or assignees consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Corporation assume the obligations of the Corporation with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Corporation’s Bylaws, the Restated Certificate, or elsewhere, as the case may.
2.8.       Qualified Small Business Stock. The Corporation shall use commercially reasonable efforts to cause the shares of Common Stock held by the Prior Preferred Holders within the meaning of Section 1202(f) of the Code, to constitute “qualified small business stock” as defined in Section 1202 (c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors of the Corporation determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Corporation. Within twenty (20) business days after any Prior Preferred Holder’s written request therefor, the Corporation shall, at its option, either (i) deliver to such Prior Preferred Holder a written statement indicating whether (and what portion of) such Prior Preferred Holder’s interest in the Corporation constitutes “qualified small business stock” as defined in Section 1202(c) of the Code or (ii) deliver to such Prior Preferred Holder such factual information in the Corporation’s possession as is reasonably necessary to enable such Prior Preferred Holder to determine whether (and what portion of) such Prior Preferred Holder’s interest in the Corporation constitutes “qualified small business stock” as defined in Section 1202(c) of the Code.
2.9.       Assignment of Right of First Offer. In the event the Corporation elects not to exercise any right of first offer the Corporation may have on a proposed transfer of any of the Corporation’s outstanding capital stock (other than as set forth in this Agreement), the Corporation shall, to the extent it may do so, assign such right of first offer to each Major Holder. In the event of such assignment, each Major Holder shall have a right to purchase its pro rata share of the capital stock proposed to be transferred. Each Major Holder’s pro rata share shall be equal to the product obtained by multiplying (i) the aggregate number of shares proposed to be transferred by (ii) a fraction, the numerator of which is the number of shares of Common Stock of the Corporation then owned by such Major Holder (calculated on an as-converted basis) and the denominator of which is the aggregate number of shares of Common Stock (calculated on an as-converted basis) then issued and outstanding and held by all of the Major Holders.
3.       Restrictions on Transferability. Without derogating from any restriction imposed on any Stockholder in any other agreement or instrument, any and all securities of this Corporation held by the Stockholders shall not be sold, assigned, transferred or pledged, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act or any applicable securities laws. Each Stockholder will cause any proposed assignee, transferee, or pledgee of the shares of Common Stock held by such Stockholder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

4.       Restrictive Legend. Each certificate representing Common Stock shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws or otherwise):
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY NOT BE SOLD, EXCHANGED, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH AND SUBJECT TO ALL THE TERMS AND CONDITIONS OF A CERTAIN INVESTORS’ RIGHTS AGREEMENT AMONG THE STOCKHOLDER, THE CORPORATION AND THE PARTIES THERETO, A COPY OF WHICH THE CORPORATION WILL FURNISH TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE. ANY TRANSFEREE RECEIVES THIS CERTIFICATE SUBJECT TO THE WAIVER OF OR COMPLIANCE WITH SUCH RESTRICTIONS.
Each Stockholder consents to the Corporation making a notation on its records and giving instructions to any transfer agent of the Common Stock in order to implement the restrictions on transfer established in this Agreement.
5.       Notice of Proposed Transfer. The Stockholder holding a certificate representing shares of the Corporation, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 5. Each such Stockholder agrees not to make any disposition of all or any portion of any shares of the Corporation held by it directly or indirectly unless and until:
5.1.       There is in effect a Registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration statement; or
5.2.
(i)     Such Stockholder shall have notified the Corporation of the proposed disposition and shall have furnished the Corporation with a detailed statement of the circumstances surrounding the proposed disposition; and
(ii)     If reasonably requested by the Corporation, such Stockholder shall furnish the Corporation with an opinion of counsel, reasonably satisfactory to the Corporation, that such disposition shall not require registration of such shares under the Securities Act. It is agreed, however, that no such opinion will be required for transfers to Permitted Transferees of any Stockholder and transfers under Rule 144.
5.3.       Notwithstanding the provisions of paragraphs 5.2(i) and (ii) above, no such Registration statement or opinion of counsel shall be necessary for a transfer by a Stockholder to a party to which such holder may make a transfer or assignment pursuant to Section 10.4 below (entitled “Successors and Assigns; Assignment”), provided that such transferee agrees in writing to be subject to all of the terms hereof to the same extent as if it were an original Stockholder hereunder.
6.       Reserved
7.       Right of Refusal on Corporation Issuances.
7.1.       General. Each Major Holder has the right of first refusal to purchase such Major Holder’s Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined below) that the Corporation may from time to time issue after the date of this Agreement, provided, however, such Major Holder shall have no right to purchase any such New Securities if such Major Holder cannot demonstrate to the Corporation’s reasonable satisfaction that such Major Holder is at the time of the proposed issuance of such New Securities an “accredited investor” as such term is defined in Regulation D under the Securities Act. A Major Holder’s “Pro Rata Share” for purposes of this right of first refusal and Section 4 is the ratio of (a) the number of shares of the Corporation’s Common Stock, including any shares issued or issuable upon options, warrants and other convertible or exercisable securities owned by such Major Holder, to (b) a number of shares of Common Stock of the Corporation equal to the sum of (1) the total number of shares of Common Stock of the Corporation then outstanding plus (2) the number of shares of Common Stock of the Corporation reserved for issuance under any stock purchase and stock option plans of the Corporation and outstanding warrants.
7.2.      New Securities. “New Securities” shall mean any Common Stock or Preferred Stock of the Corporation, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term “New Securities” does not include: (a) shares of Common Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Corporation (excluding any rights granted by this Agreement) outstanding as of the date of this Agreement (in accordance with the terms of such option, warrant, or right as of the date of this Agreement) and any securities issuable upon the conversion thereof; (b) shares of Common Stock issued in connection with any stock split or stock dividend or recapitalization; (c) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Corporation or any subsidiary of the Corporation pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (d) any other shares of Common Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; (e) shares of Common Stock issued or issuable by the Corporation to the public pursuant to a Registration; and (f) shares of Common Stock regarding which sixty-six percent (66%) of the Prior Preferred Holders and the Founder (voting as a single class) determine in writing are not “New Securities”.
7.3.       Procedures. In the event that the Corporation proposes to undertake an issuance of New Securities, it shall give to each Major Holder a written notice of its intention to issue New Securities (the “Notice”), describing the type of New Securities and the price and the general terms upon which the Corporation proposes to issue such New Securities given in accordance with Section 7. Each Major Holder shall have twenty (20) days from the date such Notice is effective, as determined pursuant to Section 7 based upon the manner or method of notice, to agree in writing to purchase such Major Holder’s Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Corporation and stating therein the quantity of New Securities to be purchased (not to exceed such Major Holder’s Pro Rata Share).
7.4.       Failure to Exercise. In the event that the Major Holders fail to exercise in full the right of first refusal within such twenty (20) day period, then the Corporation shall have ninety (90) days thereafter to sell the New Securities with respect to which the Major Holders’ rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Corporation’s Notice to the Major Holders. In the event that the Corporation has not issued and sold the New Securities within such ninety (90) day period, then the Corporation shall not thereafter issue or sell any New

Securities without again first offering such New Securities to the Major Holders pursuant to this Section 7.
8.       Right of Refusal and Co-Sale on Dispositions by the Founder.
8.1.      Prior to the Qualified Public Offering, if the Founder (a “Selling Stockholder”), wishes to sell, assign, transfer or otherwise dispose of (each a “Stockholder Transfer”) any or all shares owned by such Selling Stockholder, pursuant to the terms of a bona fide offer received from a third party, such Selling Stockholder shall submit an Offer (as defined below) to sell such shares to the Corporation, and, in the event that the Corporation does not offer to purchase all of the Offered Shares (as defined below) pursuant to and within Twenty-One (21) days after the Offer has been delivered, then the Selling Stockholder shall send an Offer to the Major Holders. The aforementioned provision shall not apply to disposition of shares by the Selling Stockholder to a Permitted Transferee thereof. “Offer” shall mean an offer delivered by the Selling Stockholder to the Corporation or the Major Holders, as applicable, to purchase shares proposed to be sold or transferred by the Selling Stockholder to such third party (the “Offered Shares”) on terms and conditions, including price, not less favorable than those on which the Selling Stockholder proposes to sell such shares to the third party. The Offer shall disclose the identity of the proposed purchaser or transferee, the agreed terms of the sale or transfer and any other material facts relating to the Stockholder Transfer, and, to the extent applicable, a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed transfer shall be attached to the Offer.
8.2.      The Corporation or the Major Holders, as the case shall be, shall have the right to purchase, on the same terms and conditions set forth in the Offer, that portion of the Offered Shares to be determined in the manner set forth herein. The Corporation shall have the right to purchase all of the Offered Shares, and each Major Holder shall have the right to purchase that number of the Offered Shares as shall be equal to the aggregate Offered Shares multiplied by a fraction, the numerator of which is the number of shares of Common Stock of the Corporation then owned by such Major Holder (calculated on an as converted basis) and the denominator of which is the aggregate number of shares of Common Stock (calculated on an as-converted basis) then issued and outstanding and held by all of the Major Holders (the amount of shares each Major Holder is entitled to purchase under this Section 8.2 shall be referred to as its “Pro Rata Fraction”).
8.3.       Each Major Holder shall have the right to accept the Offer as to all or part of its Pro Rata Fraction of the Offered Shares offered thereby and shall be entitled to apportion Offered Shares to be purchased among its Permitted Transferees, provided that such Major Holder notifies Corporation and the Selling Stockholder of such allocation. In the event a Major Holder (or its Permitted Transferees) does not wish to purchase the Pro Rata Fraction of such Major Holder in full, then any other Major Holder who so elects shall have the right to purchase, on a pro rata basis with any other Major Holders who so elect (each an “Oversubscribing Major Holder”), any Pro Rata Fraction not purchased by any Major Holder (with such shares being apportioned among the Oversubscribing Major Holders based on their respective Pro Rata Factions). Each Major Holder shall act upon the Offer within twenty-one (21) days after receipt thereof (such date, the “Offer Termination Date”). Each Major Holder shall have the right to accept the Offer as to all or part of his/her/its Pro Rata Fraction of the Offered Shares offered thereby. In the event that a Major Holder shall elect to purchase all or part of the Offered Shares covered by the Offer, said Major Holder shall individually communicate in writing such election to purchase to the Selling Stockholder who has made the Offer, which communication shall be delivered by hand, fax or mailed to the Selling Stockholder at the address set forth below and shall, when taken in conjunction with the Offer be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of the shares covered thereby.
8.4.      The Major Holders shall also have the right (the “Co-Sale Right”) to elect to sell on appropriate terms all or any part of that number of shares equal to the product obtained by multiplying (x) the aggregate number of Offered Shares by (y) a fraction the numerator of which is the number of shares of Common Stock owned by all of the Major Holders (calculated on an as-converted basis)) who have exercised the Co-Sale Right and the denominator of which is the total number of shares of Common Stock owned by the Selling Stockholder and all of the Major Holders (calculated on an as-converted basis) who have exercised the Co-Sale Right. Each Major Holders who elects a Co-Sale Right (a “Co-Sale Participant”) shall effect its participation in the Stockholder Transfer by promptly delivering to the Selling Stockholder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the number of shares of Common Stock which such Co-Sale Participant elects to sell. The Corporation agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the purchaser. To the extent one or more Co-Sale Participants exercise rights of participation in accordance with this Section 8.4, the number of shares of Offered Shares that the Selling Stockholder may sell in the proposed Stockholder Transfer shall be correspondingly reduced.
8.5.     The stock certificate or certificates that the Co-Sale Participant delivers to such Selling Stockholder shall be transferred to the prospective purchaser in consummation of the transfer of the Common Stock pursuant to the terms and conditions specified in the Offer, and the Selling Stockholder shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, such Selling Stockholder shall not sell to such prospective purchaser or purchasers any Offered Shares unless and until, simultaneously with such sale, such Selling Stockholder shall purchase such shares or other securities from such Co-Sale Participant on the same terms and conditions specified in the Offer.
8.6.       In the event that the Major Holders do not offer to purchase all of the Offered Shares or exercise the Co-Sale Right pursuant to and within twenty one (21) days after the Offer to the extent permitted by this Section 8 Offered Shares may be sold by the Selling Stockholder at any time within forty-five (45) days after the last Offer Termination Date. Any such sale shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the purchaser than those specified in the Offer. Any sale of Offered Shares not sold within such forty-five (45) day period shall again be subject, following such period, to the requirements of a prior offer, re-sale and co-sale pursuant to this Section 8.
8.7.      Should the purchase price specified in the Offer be payable in property other than cash or evidences of indebtedness, the Corporation or the Major Holders, as applicable, shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property, as determined by the Board including at least one Preferred Director in good faith.
8.8.       The exercise or non-exercise of the rights of any Major Holders hereunder to participate in one or more Stockholder Transfers of Offered Shares made by any Selling Stockholder shall not adversely affect such Major Holder’s right to participate in subsequent Stockholder Transfers subject to Section 8.

8.9.       Any Stockholder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Corporation or its transfer agent and shall not be recognized by the Corporation. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Offered Shares not made in strict compliance with this Agreement).
8.10.    If any Selling Stockholder becomes obligated to sell any Offered Shares to the Corporation or any Major Holder under this Agreement and fails to deliver such Offered Shares in accordance with the terms of this Agreement, the Corporation and/or such Major Holder may, at its option, in addition to all other remedies it may have, send to such Selling Stockholder the purchase price for such Offered Shares as is herein specified and transfer to the name of the Corporation or such Major Holder (or request that the Corporation effect such transfer in the name of a Major Investor) on the Corporation’s books any certificates, instruments, or book entry representing the Offered Shares to be sold.
8.11.    If any Selling Stockholder purports to sell any Offered Shares in contravention of the Co-Sale Right (a “Prohibited Transfer”), each Major Investor who desires to exercise its Co-Sale Right may, in addition to such remedies as may be available by law, in equity or hereunder, require such Selling Stockholder to purchase from such Major Holder the type and number of shares of capital stock that such Major Holder would have been entitled to sell to the prospective transferee had the Prohibited Transfer been effected in compliance with the terms of this Section 8. The sale will be made on the same terms and subject to the same conditions as would have applied had the Selling Stockholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Major Holder learns of the Prohibited Transfer, as opposed to the timeframe otherwise proscribed by this Section 8. Such Selling Stockholder shall also reimburse each Major Holder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Major Investor’s rights under Section 8.
9.       Permitted Transfers.
9.1.       Transfers of shares to Permitted Transferees are exempt from all restrictions on transfer specified in all other provisions of this Agreement.
“Permitted Transferee” shall mean:
(a)     With respect to an individual: (i) a parent, spouse, brother, sister, or child of the transferor (each, a “Family Member”); (ii) a company or entity wholly owned by such individual or by such individual and a Family Member; (iii) such individual’s beneficiary (in the event the individual holds the shares as a trustee), or such individual’s trustee (including the trustee of a voting trust) and the beneficiary of such a trustee; provided, however, that (x) notwithstanding the foregoing in the first sentence of this Section 9.1, the restrictions in Section 9.1 shall not apply to a transfer by a Founder to a trust for the benefit of such Founder or his Family Members if such Founder is the trustee of such trust or if such trust has executed an irrevocable proxy empowering and instructing such Founder to vote all transferred shares and to exercise all other consensual rights, including in connection with the execution of any agreements between stockholders of the Corporation; (y) in each case specified in this clause (a) above, that both the transferor and the transferee shall undertake in writing towards the Corporation and its stockholders to be bound, jointly and severally, by the undertakings and obligations of the transferor hereunder and under all agreements among the transferor and the Corporation and/or the Stockholders in connection with their holdings in the Corporation and binding upon the transferor immediately prior to such transfer; and in the case of a transfer to a wholly owned company or a trust in which a Founder is a trustee, also that such company shall remain a wholly owned company of the transferor or that such Founder shall remain the trustee of such trust, as applicable, at all times it holds shares in the Corporation; and (z) if Founder is the transferor, Founder gives prior written notice of such transfer to the Corporation and each Major Holder and such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.
(b)     With respect to an incorporated entity (whether a company or partnership) which is not a company to which shares have been transferred as a Permitted Transferee under subsection (a) above: (i) in the case of a transferor who is a limited partnership – its limited and general partners, the limited or general partners of such limited or general partners, any Affiliate of any of the above (including their limited or general partners), or any shareholder, partner or member of such Affiliate; (ii) any other entity in which the general partner of such entity serves as general partner; or any other entity in which the members, partners and/or managers of such general partner, whether directly or indirectly (i.e., through an unbroken chain of entities), are also members, partners and/or managers, whether directly or indirectly, of such entity’s general partner or managing entity; (iii) any legal entity which controls, is controlled by, or is under common control with the transferor or with any of the entities listed in (i) above; (iv) any of its Affiliates; or (v) any successor of such entity by merger or consolidation, or any person to which, at the same time, substantially all the business and assets of such entity are being sold;
9.2.      Notwithstanding the foregoing, the provisions of Section 9 shall not apply to the sale of any capital stock to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act or of other similar securities law of another jurisdiction.
9.3.      Except for transfers pursuant to Section 9.2, no transfer shall be permitted pursuant to this Section 9 unless the transferee agrees in writing to be bound by all of the terms and conditions of this Agreement and under all agreements among the transferor and the Corporation and/or the Stockholders in connection with their holdings in the Corporation and binding upon the transferor immediately prior to such transfer.
10.     Miscellaneous.
10.1.     Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.
10.2.     Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of law provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the state and federal courts located in the State of New York, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts. THE

PARTIES TO THIS AGREEMENT HEREBY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO DISPUTES ARISING UNDER THIS AGREEMENT AND THE RELATED AGREEMENTS AND CONSENT TO A BENCH TRIAL WITH THE APPROPRIATE JUDGE ACTING AS THE FINDER OF FACT.
10.3.     Specific Enforcement. Each Stockholder acknowledges and agrees that each Stockholder hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Stockholders in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Corporation and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement and to specific enforcement of the provisions set forth herein in any action instituted in any court of the United States of America or any state having competent jurisdiction thereof, in addition to any other remedy to which the Stockholders may be entitled at law or in equity. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Corporation hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.
10.4.    Successors and Assigns; Assignment. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and are binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, with the exception of: (i) assignments and transfers among the Prior Preferred Holders; or (ii) assignments and transfers to Permitted Transferees; provided, however, that no such assignment or transfer shall become effective unless each such transferee has provided the Corporation with a confirmation in writing that it is bound by all terms and conditions of this Agreement and all agreements among the transferor and the Corporation and/or the Stockholders in connection with their holdings in the Corporation and binding upon the transferor immediately prior to such transfer as if it were an original party thereto.
10.5.     Entire Agreement; Amendment and Waiver. This Agreement constitutes the full and entire understandings and agreements between the parties with regard to the subject matters hereof, and supersedes any previous understanding in respect thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of (A) the Corporation, (B) the Prior Preferred Holders holding more than sixty six percent (66%) of the aggregate outstanding shares of Common Stock held by all of the Prior Preferred Holders, and (C) the Founder. Notwithstanding the foregoing, (i) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Stockholder without the written consent of such Stockholder, unless such amendment, termination or waiver applies to all Stockholders in the same fashion (it being understood that different holders shall not be deemed to have been affected by such amendment, termination or waiver not in the same fashion as a result of the effect of different percentage holdings in the Corporation by such holders); and (ii) the consent of a Founder shall not be required for any amendment, termination or waiver, unless such amendment, termination or waiver would directly and adversely affect the rights of the Founder hereunder or would impose additional obligations on the Founder hereunder.
10.6.     Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed, postage prepaid,

or otherwise delivered by hand or by guaranteed courier, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Corporation:	YouNow, Inc.
245 5th Ave, 6th Floor
New York, NY 10016
Attn: Adi Sideman, CEO

With copy to:

Pearl Cohen Zedek Latzer Baratz, LLP
50 Congress Street, Suite 1040
Boston, MA 02109
Attn: Oded Kadosh
Fax: (617) 228-5721

if to the Stockholders:	as set forth in Schedule 1

If to the Founder:	as set forth in Schedule 1
or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 10.6 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if sent by guaranteed courier, the second day after pick-up by the guaranteed courier, and (iii) if sent via fax or electronic mail, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.
10.7.     Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.
10.8.     Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

10.9.     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart and all of which together shall constitute one and the same instrument.
10.10.   Attorneys’ Fees. In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.
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IN WITNESS WHEREOF the parties have signed this Investors’ Rights Agreement as of the date first hereinabove set forth.

The Corporation:	YOUNOW, INC.

	By:	/s/ Adi Sideman
Adi Sideman, CEO

The Founder:		/s/ Adi Sideman
[SIGNATURE PAGE TO THE SECOND AMENDED AND RESTATED
INVESTORS’ RIGHTS AGREEMENT WITH YOUNOW, INC.]

The
Stockholders
	By:	/s/ Adi Sideman
Adi Sideman

[SIGNATURE PAGE TO THE SECOND AMENDED AND RESTATED
INVESTORS’ RIGHTS AGREEMENT WITH YOUNOW, INC.]

The
Stockholders:
VENROCK ASSOCIATES VI, L.P.
	By:	Venrock Management VI, LLC
	Its:	General Partner

VENROCK PARTNERS VI, L.P.
	By:	Venrock Partners Management VI, LLC
	Its:	General Partner

	By:	/s/ David Pakman
Authorized Signatory
[SIGNATURE PAGE TO THE SECOND AMENDED AND RESTATED
INVESTORS’ RIGHTS AGREEMENT WITH YOUNOW, INC.]

The
Stockholders
SHATKI GROUP

	By:	/s/ Oren Zeev
Authorized Signatory
[SIGNATURE PAGE TO THE SECOND AMENDED AND RESTATED
INVESTORS’ RIGHTS AGREEMENT WITH YOUNOW, INC.]

The
Stockholders
Zeev Children Trust

Zeev Ventures II, L.P.

	By:	/s/ Oren Zeev
Authorized Signatory
[SIGNATURE PAGE TO THE SECOND AMENDED AND RESTATED
INVESTORS’ RIGHTS AGREEMENT WITH YOUNOW, INC.]

The
Stockholders
Union Square Ventures 2012 Fund, LP

USV Investor 2012 Fund, LP

USV 2012, LP

	By:	/s/ Andrew Weissman
Authorized Signatory
[SIGNATURE PAGE TO THE SECOND AMENDED AND RESTATED
INVESTORS’ RIGHTS AGREEMENT WITH YOUNOW, INC.]

Schedule 1
Stockholders

Name of Shareholder	Address	Shares of Common Stock Post Recapitalization
Shatki Group		4,259,029
Zeev Children Trust		1,977,516
Zeev Ventures II, L.P.		17,861,157
USV Investor 2012 Fund, LP		503,169
Union Square Ventures 2012 Fund, LP		6,118,458
USV 2012, LP		6,888,220
Venrock Associates VI, L.P.		29,454,606
Venrock Partners VI, L.P.		2,312,655
Adi Sideman		4,590,878